Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES ANNOUNCES 2013 ANNUAL GENERAL MEETING

Tel Aviv, Israel – May 9, 2013 – RiT Technologies (NASDAQ: RITT), today announced that its 2013 Annual General Meeting of Shareholders will be held on Monday, June 17, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

The record date for the meeting is May 13, 2013. The Company will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the annual general meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Mr. Israel Frieder as an external director;

3.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2013; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To approve terms of procurement of the liability insurance policy covering our directors and officers;

5.	To increase the Company’s authorized share capital and to approve related amendments to the Company’s Memorandum and Articles of Association;

6.	To approve the grant of stock options to our Chief Executive Officer in respect of 2012 performance;

7.	To approve the Representative Agreement with IntElorg Pte Ltd. (Singapore), affiliated with the Company's controlling shareholder;

8.	To approve the terms and framework of compensation to an employee who is related to the Company’s controlling shareholder;

9.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law;

10.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2012; and

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

For additional information please refer to the above referenced proxy statement.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish
CFO
+972-77-270-7210
Elan.Yaish@rittech.com